Exhibit 99.1

Momo Announces Successful Closing of Tantan Transaction

BEIJING, May 11, 2018 /PRNewswire/ — Momo Inc. (Nasdaq: MOMO) (“Momo” or the “Company”) today announced that it successfully closed the transaction with regard to its acquisition of 100% equity stake of Tantan Limited, previously announced on February 23, 2018.

About Momo Inc.

Momo is one of China’s leading mobile-based social and entertainment platforms. We enable users to establish and expand social relationships based on location, interests and a variety of recreational activities including live videos, short videos, social games as well as other video- and audio-based interactive experiences. Our platform includes our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners. We aim to offer our users an authentic social experience by encouraging them to provide detailed personal information on Momo. Leveraging our social interest graph engine and our analysis of user behavior data, we are able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through our private and group communication tools, content creation and sharing functions, recreational activities such as live shows and gaming, as well as the offline social activities promoted on our platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Momo Investor Relations

Ms. Ashley Jing

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com